Exhibit 99.1
GILAT SATELLITE NETWORKS LTD.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

IN U.S. DOLLARS

INDEX

Page

Introduction	F-2 - F-3

Pro Forma Combined Statements of Income (Loss) for the six months ended June 30, 2025	F-4

Pro Forma Combined Statements of Income (Loss) for the year ended December 31, 2024	F-5

Notes to the Pro Forma Condensed Combined Financial Information	F-6- F-8

GILAT SATELLITE NETWORKS LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
U.S. dollars in thousands

Introduction

On January 6, 2025, Gilat Satellite Networks Ltd. (the “Company”), through its wholly owned subsidiary, Wavestream Corporation (“Wavestream”), completed the previously announced acquisition (the “Acquisition”) of all of the issued and outstanding membership interests of Stellar Blu Solutions LLC (“SBS”), a leading U.S.-based provider of next-generation SATCOM terminal solutions, pursuant to that certain Membership Interest Purchase Agreement (the “Purchase Agreement”), dated June 17, 2024, as amended on December 11, 2024, by and among Wavestream and the sellers of SBS.

The aggregate purchase price consisted of (i) $107,788 in cash paid at closing, funded through a combination of the Company’s existing cash resources and a $60,000 drawdown under a $100,000 secured credit facility, plus (ii) additional contingent consideration of up to $147,000, payable in cash upon the achievement of certain future performance milestones, estimated as of the acquisition date at $31,187.

The following unaudited pro forma condensed combined financial information is based on the Company's historical consolidated financial statements and SBS’s historical consolidated financial statements and financial information as adjusted to give effect to the Acquisition. This unaudited pro forma condensed combined financial information does not include any adjustments not otherwise described herein, including such adjustments associated with (1) potential synergies that may be achieved following the Acquisition, or (2) any one-time integration and other costs related to the Acquisition that may be incurred following the closing of the Acquisition.

No unaudited pro forma combined balance sheet as of June 30, 2025 is included as the Acquisition occurred prior to such date and our unaudited balance sheet (included in our filing on Form 6-K for the six months ended June 30, 2025, filed with the Securities and Exchange Commission on August 12, 2025) reflects the Acquisition.

The unaudited pro forma combined financial information contained herein was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, in order to give effect to the Acquisition and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statements of income (loss) for the year ended December 31, 2024, and for the six months ended June 30, 2025, give effect to the Acquisition as if the Acquisition occurred on January 1, 2024. The transaction accounting adjustments for the Acquisition consist of those necessary to account for the Acquisition. The Company made a $60,000 drawdown under a $100,000 secured credit facility with a variable interest rate of SOFR plus 2.85% to 3.6% (with the applicable margin adjustable pursuant to certain conditions described in the credit agreement and subject to customary financial and operational covenants), with debt issuance cost of $1,684. The adjustments related to the issuance of this debt are shown in a separate column as “other transaction accounting adjustments.”

The pro forma adjustments give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable and (3) with respect to the unaudited pro forma combined statements of income (loss), expected to have a continuing impact on the combined results of the Company and SBS following the Acquisition. No autonomous entity adjustments were required.

The historical financial information used in the unaudited pro forma condensed combined financial information is derived from (i) the Company’s audited consolidated financial statements for the year ended December 31, 2024, included in its Annual Report on Form 20‑F filed with the SEC on March 27,  2025, (ii) the Company’s unaudited consolidated financial statements for the six months ended June 30, 2025, included in its Form 6‑K filed with the SEC on August 12,  2025, (iii) SBS’s audited consolidated financial statements for the year ended December 31, 2024 included elsewhere in this filing, and (iv) SBS’s unaudited financial information for the period from January 1st to January 6th , 2025.

GILAT SATELLITE NETWORKS LTD.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
U.S. dollars in thousands

The pro forma condensed combined financial information do not necessarily reflect what the combined Company’s financial condition or results of operations would have been had the Acquisition and the related financing occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined Company. The unaudited pro forma condensed combined financial information have been compiled in a manner consistent with the Company’s accounting policies and are based on preliminary estimates and assumptions considered appropriate by the Company’s management and on the information available at the time of the preparation thereof. Any of these preliminary estimates and assumptions may change, be revised or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the time of the Acquisition. The Company's actual financial condition and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial information do not reflect any cost savings and synergies expected to result from the Acquisition (and associated costs to achieve such savings or synergies), nor any costs associated with severance, restructuring or integration activities resulting from the Acquisition.

The unaudited pro forma condensed combined financial information should be read in conjunction with (1) the accompanying notes to the unaudited pro forma condensed combined financial information, (2) Operating and Financial Review and Prospects and the historical consolidated financial statements of the Company and the accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as previously filed with the Securities and Exchange Commission (3) Operating and Financial Review and Prospects and the historical unaudited consolidated financial statements of the Company and the accompanying notes included in the Company’s Report on Form 6-K for the six months ended June 30, 2025, as previously filed with the Securities and Exchange Commission, and (4) the historical financial statements of SBS and the accompanying notes as of and for the year ended December 31, 2024, included elsewhere in this filing.

GILAT SATELLITE NETWORKS LTD.
PRO FORMA COMBINED STATEMENT OF INCOME (LOSS)
Six months ended June 30, 2025
U.S. dollars in thousands
(except share and per share data)
(Unaudited)

	Six months ended June 30, 2025
	Gilat Satellite Networks Ltd. (Historical)	SBS (Historical) for the six days ended January 6, 2025	Pro forma adjustments		Other transaction accounting adjustments		Pro forma combined
Revenues:
Products	$137,291	$-	$-		$-		$137,291
Services	59,716	-	-		-		59,716

Total revenues	197,007	-	-		-		197,007

Cost of revenues:
Products	104,198	19	41	(b)(c)(d)	-		104,258
Services	32,484	-	-		-		32,484

Total cost of revenues	136,682	19	41		-		136,742

Gross profit (loss)	60,325	(19)	(41)		-		60,265

Operating expenses:
Research and development expenses, net	23,930	3	5	(b)(c)	-		23,938
Selling and marketing expenses	16,467	-	61	(b)(c)(d)	-		16,528
General and administrative expenses	13,027	418	-		-		13,445
Other operating expenses, net	3,964	4,439	-		-		8,403

Total operating expenses	57,388	4,860	66		-		62,314

Operating income (loss)	2,937	(4,879)	(107)		-		(2,049)

Financial income (expenses), net	(2,186)	(66)	66	(f)	(81	)(e)	(2,267)

Income (loss) before taxes on income	751	(4,945)	(41)		(81)		(4,316)

Taxes on income	3,083	-	10	(a)	19	(a)	3,112

Net income (loss)	$3,834	$(4,945)	$(31)		$(62)		$(1,204)

Earnings (losses) per share:
(basic and diluted)	$0.07						$(0.02)

Weighted average number of shares used in computing earnings (losses) per share:
Basic	57,081,120						57,081,120
Diluted	57,189,406						57,081,120

GILAT SATELLITE NETWORKS LTD.
PRO FORMA COMBINED STATEMENT OF INCOME (LOSS)
Year Ended December 31, 2024
U.S. dollars in thousands
(except share and per share data)
(Unaudited)

	Year ended December 31, 2024
	Gilat Satellite Networks Ltd. (Historical)	SBS (Historical)	Pro forma adjustments		Other transaction accounting adjustments		Pro forma combined
Revenues:
Products	$192,112	$17,118	$-		$-		$209,230
Services	113,336	3,309	-		-		116,645

Total revenues	305,448	20,427	-		-		325,875

Cost of revenues:
Products	121,862	35,881	2,568	(b)(c)(d)	-		160,311
Services	70,255	2,226	56	(b)	-		72,537

Total cost of revenues	192,117	38,107	2,624		-		232,848

Gross profit (loss)	113,331	(17,680)	(2,624)		-		93,027

Operating expenses:
Research and development expenses, net	38,136	13,039	800	(b)(c)	-		51,975
Selling and marketing expenses	27,381	897	3,740	(b)(c)(d)	-		32,018
General and administrative expenses	26,868	7,804	-		-		34,672
Depreciation and amortization	-	2,645	(2,645	)(g)	-		-
Other operating income, net	(6,751)	-	-		-		(6,751)

Total operating expenses	85,634	24,385	1,895		-		111,914

Operating income (loss)	27,697	(42,065)	(4,519)		-		(18,887)

Financial income (expenses), net	1,504	(12,392)	12,873	(f)	(5,311	)(e)	(3,326)
	-
Income (loss) before taxes on income	29,201	(54,457)	8,354		(5,311)		(22,213)

Taxes on income	(4,352)	(4)	(1,972	)(a)	1,254	(a)	(5,074)
	-
Net income (loss)	$24,849	$(54,461)	$6,382		$(4,057)		$(27,287)

Earnings (losses) per share:
(basic and diluted)	$0.44						$(0.48)

Weighted average number of shares used in computing earnings (losses) per share:
Basic	57,016,920						57,016,920
Diluted	57,016,920						57,016,920

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial information.

GILAT SATELLITE NETWORKS LTD.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
U.S. dollars in thousands

NOTE 1:-    BASIS OF PRO FORMA PRESENTATION

On January 6, 2025, the Company completed the acquisition of all of the issued and outstanding membership interests of SBS from the sellers pursuant to that certain Membership Interest Purchase Agreement, dated June 17, 2024, as amended on December 11, 2024, for aggregate consideration consisting initially of (i) $107,788, payable at the closing of the transaction, plus (ii) earnout payments of up to $147,000 (estimated as of the acquisition date in the amount of $31,187), the amounts of which will be based on the achievement of certain performance milestones, in each case, payable in cash following the end of the applicable measurement periods.

The unaudited pro forma condensed combined financial information presents the combination of the historical consolidated financial statements and financial information of the Company and SBS, adjusted to give effect to the Acquisition. This unaudited pro forma condensed combined financial information does not include any adjustments not otherwise described herein, including such adjustments associated with (1) potential synergies that may be achieved following the Acquisition, (2) any one-time integration and other costs related to the Acquisition that may be incurred following the closing of the Acquisition. See the introduction to the unaudited pro forma condensed combined financial information for a discussion of the assumptions, estimates and qualifications underlying the preparation of the unaudited pro forma condensed combined financial information and the related adjustments.

NOTE 2:-	PURCHASE PRICE

The Acquisition has been accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). The total estimated purchase price consideration for the SBS acquisition was $138,975, comprised of the following components:

i.	A closing payment totaling $107,788 paid in cash; and
ii.	$31,187 contingent earn-out payments, to be settled in cash (“SBS Earn-out Consideration”);

The SBS Earn-out Consideration consists of potential payments of up to $147,000 in cash, contingent upon the achievement of certain performance milestones.

NOTE 3:-	PURCHASE PRICE ALLOCATION

ASC 805 requires that, among other things, the assets acquired and liabilities assumed or incurred be recognized at their fair values, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded as goodwill.

Under the preliminary purchase price consideration allocation, the Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values (with certain measurement exceptions prescribed by the purchase method such as contract assets, lease liabilities and assets, tax balances and other applicable items), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is limited to up to one year from the acquisition date.

GILAT SATELLITE NETWORKS LTD.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
U.S. dollars in thousands

NOTE 3:-	PURCHASE PRICE ALLOCATION (Cont.)

The following table summarizes the preliminary value of assets acquired and liabilities assumed as of the acquisition date:

Value
Cash and Cash equivalents	$2,845
Trade receivables and contract assets	3,594
Inventories	10,365
Prepaid expenses and other current assets	30,468
Identified intangible assets	53,417
Goodwill	115,211
Operating lease right-of-use assets	498
Other long-term assets	1,838
Property and equipment, net	326
Total assets acquired	218,562

Accounts payable	16,233
Accrued expenses	5,488
Advances from customers and deferred revenues	53,720
Operating lease liabilities, current	430
Other current liabilities	3,340
Operating lease liabilities, non-current	105
Other long-term liabilities	271
Total liabilities assumed	79,587

Total purchase price consideration	$138,975

Management has estimated the fair values of assets acquired and liabilities assumed or incurred in the Acquisition for use in this pro forma financial information based upon management’s preliminary financial models for the Acquisition. The preliminary estimates require the use of various assumptions, including, among others, assumptions regarding future operating results, valuation multiples, and discount rates. The closing date fair value of contingent consideration was estimated using a Scenario Based Method model, which also relies on several of these same valuation input assumptions. Changes in these assumptions can materially affect these estimates. Finalizing these allocations currently under review and are subject to change.

NOTE 4:-	PRO FORMA ADJUSTMENTS

The pro forma adjustments included in the unaudited pro forma condensed combined financial information is based on preliminary estimates and assumptions that are subject to change and are as follows:

(a)	Reflects the tax effect of the pro forma and transaction accounting adjustments described below, calculated by applying the relevant statutory tax rate to those adjustments.

(b)	Reflects the adjustment to stock-based compensation expense as a result of the Acquisition due to grants to employees of SBS.

(c)	Reflects the adjustment for retention payments to be paid to employees of SBS that will continue as employees of SBS after the Acquisition.

GILAT SATELLITE NETWORKS LTD.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
U.S. dollars in thousands

NOTE 4:-	PRO FORMA ADJUSTMENTS (Cont.)

(d)
As part of the preliminary valuation analysis, the Company identified intangible assets, including technology, backlog and customer contracts. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of expected cash flows. The following table summarizes the estimated preliminary fair values of SBS’s identifiable intangible assets and their estimated useful lives and uses a straight-line method of amortization:

Asset	Estimated Fair Value	Estimated Useful Life (Years)	Annual 2024 Amortization Expense (*)
Backlog	7,883	1.25	(**	)

Customer Contracts	28,589	8	3,574

Technology	16,945	7	2,421
Total	$53,417		$5,995

Transaction Accounting Adjustments to Amortization			$5,995

(*) Amortization expenses for the period from January 1st to January 6th , 2025 were immaterial.

(**) The Company did not amortize the backlog intangible asset as part of the pro forma adjustments, as it represents contractual commitments anticipated to be executed during 2025.

(e)	Reflects the adjustment to financial expenses due to the $60,000 drawdown under the $100,000 secured credit facility.

(f)	Reflects the repayment of SBS’s existing debt as part of the Acquisition and the elimination of related financial expenses.

(g)	Reflects the elimination of historical amortization expense related to intangible assets recorded by SBS that were eliminated as part of the Acquisition accounting.